

January 29, 2014

Via E-mail
Michael A. Noel
Chief Executive Officer
NCM Financial, Inc.
Rosewood Court
2101 Cedar Springs Road, Suite 1050
Dallas, TX 75201

> **Re: NCM Financial, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 2, 2014**
> **File No. 333-193160**

Dear Mr. Noel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The current status of your business is unclear from the disclosure in your prospectus. One the one hand, for example, you state in your summary and business disclosure that you are a "leading provider of investment research," while on the other hand, in your results of operations disclosure you state that you have no operations and do not currently engage in any revenue generating business activities. Accordingly, please revise your prospectus summary, business and management's discussion sections to provide a clear, concise and consistent description of your current business activities and products. Clearly distinguish these current business activities and products from future ones that are not yet, and may never be, operational. In particular, please clarify:

   - whether you develop the investment research you offer or whether third-parties develop it;

- whether you currently offer, or plan to offer, brokerage services;
- whether you currently offer, or plan to offer, asset management services; and
- whether you currently have any media partnerships and if you do, whether you have generated any revenues from these partnerships.

2.   In your response letter, please provide a detailed analysis of whether you are:

- required to register as an investment adviser under the Investment Advisers Act of 1940 or whether you are subject to the regulation of any state as an investment adviser;
- required to register as an investment company under the Investment Company Act of 1940; and
- required to register as a broker-dealer under the Exchange Act.

3.   In your response letter, please provide a detailed analysis of whether you believe you are a shell company as that term is defined in Securities Act Rule 405 of Regulation C. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

4.   Please provide us with copies of all written communications, as defined in Securities Act Rule 405 of Regulation C, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

5.   Please provide both quantitative and qualitative support for your claim that you are a leading provider of investment research and financial software for derivative contracts. Alternatively, delete this claim.

6.   Consider including a tabular presentation of the most significant measures of your financial condition and results of operations.

Risk Factors

Risks Related to Our Business and Industry

"We have a history of losses…," page 5

7.   Revise this risk factor and other risk factors in which you discuss your revenue growth to clarify that you have not yet generated any revenues.

"If we are unable to attract new customers…," page 5

8.   Please disclose in this risk factor the number of your existing customers. If you do not have any current customers, delete references to "existing customers" from this risk factor.

"If subscription renewal rates decrease…," page 5

9.   Please disclose in this risk factor the number of subscriptions for your software that you have sold to date. If you have not yet sold any subscriptions, clarify that fact in the risk factor.

"The requirements of being a public company may strain our systems and resources…," page 6

10.   We note your statement in this risk factor that as a public company you will become subject to the reporting requirements of the Exchange Act. Please confirm that you intend to file a Form 8-A to register your common shares under the Exchange Act. Alternatively, please include a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

11.   It appears that there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

Risks Related to this Offering and our Securities

"We are dependent on our management team…", page 11

12.   Please revise this risk factor to clarify, if true, that your employment agreement with Mr. Noel, your sole employee, permits him to terminate his employment with the company at any time without penalty.

"Our ability to raise capital in the future…," page 12

13.   Revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. To the extent that a deficiency in capital resources is perceived, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

"Substantial future sales of shares of our common stock by existing stockholders…," page 13

14.   Please file as an exhibit the 180-day lock-up agreement with your existing investors referenced in this risk factor. Refer to Item 601(b)(10) of Regulation S-K.

"We do not currently intend to pay dividends…," page 14

15.   The information in this risk factor duplicates information provided in the last risk factor on page 9. Please consider combining these two risk factors.

Use of Proceeds, page 14

16.   We note the statement that your assumed offering price of $0.25 per share is the midpoint of the estimated offering price range set forth on the cover page of your prospectus. Because there does not appear to be an offering price range set forth on the cover page, please remove this language or advise.

Dilution, page 15

17.   Consider simplifying your disclosure to present only the information required by Item 506 of Regulation S-K.

Selling Stockholders, page 17

18.   Identify the person or persons who exercise sole or shared voting or investment control over each legal entity listed. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

19.   We note your disclosure at the top of page 18 that except for Michael Noel, Scott Noel, Martha Noel, Ron Noel and Llewellyn R. Watkins, none of the selling shareholders are broker-dealers or affiliates of broker-dealers. This appears to conflict with later disclosure near the bottom of page 18 that none of your selling shareholders are broker-dealers or affiliates of broker-dealers. Please reconcile this inconsistency and identify any selling shareholder that is a broker-dealer or an affiliate of a broker-dealer. Additionally, to the extent any selling shareholders are broker-dealers or affiliates of a broker-dealer, state whether the selling shareholder had any agreements, plans or arrangements to dispose of the shares at the time the selling shareholder acquired the shares.

Description of Business

Business Overview, page 21

20.   We note the discussion in this section of "additional equity based research services" that you own and operate on the web and continuous research you provide for retail and professional investors. Please clarify if these services are part of Option Portfolio Pro or are additional services that you provide. If these services are separate from Option Portfolio Pro, revise your prospectus to provide further information about these additional services, including your number of clients and whether you generate any revenue from these services.

The Company's Media Partnerships, page 24

21.   Please revise this disclosure to discuss in more detail the material terms of your existing media partnerships. File any agreements as exhibits to your registration statement or advise why this is not required. If you do not currently have any media partnerships, clarify that this aspect of your business may never materialize. Also, disclose if you are in discussions with any potential partners and, if so, provide an estimate of when you expect such agreements to be finalized. Additionally, in your response letter, please explain the relevance of your discussion of Blinx, IgnitionOne, Tradedoubler, Ebuzzing, Creafi Online Media and D'arriens.

Our Growth Strategy, page 27

22.   You disclose in this section that you are "targeted to undergo a full media campaign." Disclose the status of this campaign, including whether you have finalized any agreements in connection with it. Provide an estimated timetable for completion of the campaign. Disclose the expected material costs of the campaign and anticipated funding sources.

Distribution Contract with Click Bank, page 28

23.   File your distribution contract with Click Bank as an exhibit or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Employees, page 30

24.   You disclose in this section that you partner with niche service providers globally to provide services to the company. Expand this discussion to disclose the services provided to you and disclose the material terms of your arrangements with such suppliers. Refer to Item 101(h)(4) of Regulation S-K.

Description of Property, page 31

25.   Please disclose whether you own or lease your principal executive offices. If you lease the property, please disclose the terms of the lease and tell us what consideration you gave to filing the lease agreement as an exhibit to the registration statement. If there is no written lease agreement, please tell us what consideration you gave to filing a written summary of the oral lease agreement as an exhibit to the registration statement. Refer to Items 102 and 601(b)(10)(ii)(D) of Regulation S-K. For additional guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

26.   Please reconcile your statement that perpetual licenses comprised more than 90% of your license revenues for the year ended December 31, 2012 with your statement of operations for that same year which shows no revenues generated.

Results of Operations

Comparison of the three and nine months ended September 30, 2013 and 2012

Revenues, page 35

27.   You disclose that as of September 30, 2013, you have signed advertising partnerships with various companies to provide you revenues. Please disclose the number of partnerships that you have signed, the material terms, including payment terms, of your agreements with the advertisers and when you expect to begin generating revenue in connection with these partnerships.

Liquidity and Capital Resources, page 36

28.   You state that you have insufficient cash for the next twelve months. Please revise your disclosure to state the estimated deficiency in dollar terms. Provide a discussion of your expected cash needs over the next twelve months and a discussion of long-term liquidity. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

Critical Accounting Policies, page 41

29.   Please revise this section and focus your discussion on any accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. For additional guidance, see SEC Release No. 33-8350.

Executive Compensation, page 43

30.   Please update your summary compensation table to include information for fiscal year 2013. See Item 402(n) of Regulation S-K. For additional guidance, see Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Security Ownership and Beneficial Ownership of Management, page 44

31.   It appears that Martha Noel and Ron Noel should be included in the beneficial ownership table as greater than five percent holders. Additionally, if Martha Noel and Ron Noel are spouses, please determine whether each beneficially owns the other's shares. For additional guidance, consider Instruction 5 to Item 403 of Regulation S-K and Question 105.05 of our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations.

32.   It appears that the percentages of common stock ownership listed in the beneficial ownership table may be incorrect. Please ensure that these percentages are correct and, if necessary, revise the table.

33.   We note your statement that you have four holders of record of your common stock. Please revise, if necessary, as it appears that this statement may conflict with disclosure found on page 33 of your registration statement.

Certain Relationships and Related Party, And Director Independence

Related Party Transactions, page 44

34.   Please describe the material terms of your licensing agreement with OptionTech, LLC in this section. See Item 404 of Regulation S-K.

35.   Please describe the material terms of the loan or loans to your company from Michael Noel. Additionally, file the loan agreement as an exhibit. See Items 404 and 601(b)(10)(ii)(A) of Regulation S-K.

Unaudited Condensed Financial Statements

Condensed Balance Sheets, page F-1

36.   Since you have had significant changes in your stockholders' deficit, revise to present a separate financial statement for your stockholders' deficit.

37.   Explain how you determined that the retained deficit should be $17.1 million when your retained deficit as of December 21, 2012 was only $174,000. Please reconcile the difference.

Condensed Statements of Operations (Unaudited), page F-2

38.   Revise to disclose earnings per share for the period following your conversion to a corporation. Refer to ASC 260-10-45-2.

Condensed Statements of Cash Flows (Unaudited), page F-3

39.   We note that you present member distributions for the nine months ending September 30, 2012. However, the Statements of Cash Flows for the year ending December 31, 2012 does not present any distributions. Please explain this difference.

Item 16. Exhibits and Financial Statement Schedules, page 52

40.   The exhibits to your registration statement were filed in an improper format. Please refile these exhibits in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 25 (September 2013).

Item 17. Undertakings, page 52

41.   It appears that you are missing the opening portion of the text required by Item 512(a)(5)(ii) of Regulation S-K. Please revise and ensure that the text in your registration statement corresponds with the appropriate text located in Item 512 of Regulation S-K.

<u>Signatures, page 54</u>

42.   Please revise Mr. Noel's signature block to disclose all the capacities in which he is signing the registration statement. Refer to Instruction 2 to Signatures in Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
Gregg E. Jaclin, Esq.
Szaferman Lakind Blumstein & Blader, PC